SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated November 4, 2003

                           Commission File No. 1-14110

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                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated November 4, 2003, announcing the basis of an agreement for a joint venture between Pechiney and Nela Harbin in China.

Press Release

                                [PECHINEY logo]


       Pechiney and Nela Harbin set the basis of a joint-venture in China

Paris, November 4, 2003. Pechiney and Nela Harbin (Heilongzian Province) have reached an agreement in principle to launch a joint venture in plates and sheets production, for general engineering markets.

The parties will launch a feasibility study regarding the establishment of a joint company, the upgrade of the present equipment in the existing plant or the construction of a new manufacturing unit. In both cases, the potential production could reach 50 000 t after 4 years. If a new plant was to be constructed, the total investment could amount to (euro)250 million.

Pechiney Rhenalu, a 100% subsidiary of Pechiney, will hold at least 51% and Nela Harbin a maximum of 49% interest in the proposed joint-venture project, subject to formal approval by the relevant Chinese authorities.

This project aims to the supply of the expanding Chinese and Asian markets and western countries.

Nela Harbin is located 800 km from the Russian border; it is the oldest-established and one of the leading aluminum plants in China, manufacturing a large range of products.



Pursuant to article 7 of the COB Rule book n(o) 2002-04, this press release was disclosed to the Commission des Operations de Bourse before its release.

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.


Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:               Press Contacts:
Charles L. Ranunkel Tel: 33-1-56-28-25-07  Chrystele Ivins Tel: 33-1-56-28-24-18
                    Fax: 33-1-56-28-33-38  chrystele.ivins@pechiney.com
                                           ----------------------------
Pechiney
7, place du Chancelier Adenauer            Stephan Giraud  Tel: 33-1-56-28-24-19
75116 Paris                                stephan.giraud@pechiney.com
e-mail: Pechiney-IR-Team@pechiney.com      ---------------------------
        -----------------------------
Internet: www.pechiney.com
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


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 4, 2003                      PECHINEY


                                            By:    /s/ OLIVIER MALLET
                                                   ------------------
                                            Name:  Olivier MALLET
                                            Title: Chief Financial Officer